MODERN PVC

5635 N. Scottsdale Road

Suite 170

Scottsdale, AZ 85250

(480) 729-6235

January 26, 2015

John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0406

RE: Modern PVC Inc.

Form 10-K for the Year Ended January 31, 2014

Filed April 15, 2014

Form 10-Q for the Quarter Ended October 31, 2014

Filed December 11, 2014

File No. 333-181606

Dear Mr. Cash:

This letter is in response your comment letter dated January 15, 2015 concerning the filings referenced above.  Please note that all references to changes in response to your letter of January 15, 2015 are those changes set forth in the Company’s Form 10-K/A for the Year Ended January 31, 2014, a draft of which is being attached to this letter.  Following your review of the drafts, we will make further changes, if necessary, and file the aforementioned Form 10-K/A.

Form 10-K for the Year Ended January 31, 2014

Item 1. Description of Business, page 4

1.

Comment: In future filings please include in your disclosure a discussion of (i) the competitive business conditions; (ii) the sources and availability of raw materials; and (iii) an estimate of the amount of time spent on research and development. See Item 101(h)(4) of Regulation S-K.

Response:  In future filings, the Company will include in our disclosure a discussion of (i) the competitive business conditions; (ii) the sources and availability of raw materials; and (iii) an estimate of the amount of time spent on research and development

Agreement with European Home Development Inc., page 5

2.

Comment: We note that the copy of this agreement dated as of November 14, 2011 and filed as Exhibit 10.1 to your Form S-1 had a term of 12 months. Please tell us whether this agreement is still in effect. If so, please amend this 10-K to file the agreement as an exhibit to your Form 10-K for the fiscal year end January 31, 2014, and in addition, either file any amendment to your agreement with European Home Development Inc. or explain to us why you are not required to file such amendment. If this agreement is no longer in effect as of the filing of your 10-K for the fiscal year end January 31, 2014, please amend your 10-K for the fiscal year end January 31, 2014 to correct your disclosure regarding the agreement with European Home Development Inc.

Response: Please be advised that the agreement with European Home Development, Inc., dated November 15, 2011, which was filed as Exhibit 10.1 to the Company’s Form S-1 expired after the initial term of 12 months.  We have revised the disclosure regarding this Agreement in our Form 10-K/A for the fiscal year ended January 31, 2014.

Item 4. Submission of Matters to a Vote of Security Holders, page 6

3.

Comment:  In future filings please revise this section to relate to mine safety disclosure. See Item 4 of Form 10-K.

Response: In future filings the Company revise this section to relate to mine safety disclosure.

Item 7. Management’s Discussion and Analysis of Financial . . ., page 7

Plan of Operation and Funding, page 9

4.

Comment:  In future filings please revise your disclosure in this section to include a discussion of how you will fund your business for the next 12 months.

Response:   In future filings the Company will revise our disclosure in this section to include a discussion of how the Company will fund its business for the next 12 months.

Item 9A(T). Controls and Procedures, page 19

5.

Comment:  It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in an amended Form 10-K for the year ended January 31, 2014. See Item 307 of Regulation S-K. We also remind you to include currently dated certifications that refer to the amended Form 10-K.

Response:  The Company has completed and included a complete effectiveness assessment of our disclosure controls and procedures and disclosed our conclusions in the Form 10-K/A for the year ended January 31, 2014.  The Form 10-K/A will included currently dated certifications.

Item 10. Directors, Executive Officers, Promoters and Control Persons . . ., page 20

6.

Comment:  In future filings please disclose whether the company has a code of ethics. See Item 406 of Regulation S-K.

Response:  In future filings the Company will disclosure whether we have a code of ethics.

Form 10-Q for the Quarter Ended October 31, 2014

Item 4. Controls and Procedures, page 14

7.

Comment: You disclose than an evaluation was conducted of the effectiveness of the design and operation of your disclosure controls and procedures as of July 31, 2014. In addition, your disclosure states there was no change in your internal control over financial reporting during the three-month period ended July 31, 2014. Please confirm that you conducted an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures as of October 31, 2014 instead of July 31, 2014 and that you concluded your disclosure controls and procedures were not effective. Please also confirm that there was no change in your internal control over financial reporting during the three-month period ended October 31, 2014.

Response:  The disclosure which referenced July 31, 2014 was a scrivener’s error.  The Company has conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures as of October 31, 2014.  As a result of such evaluation we concluded that our disclosure controls and procedures were not effective. Also, please be advised that there was no change in our internal control over financial reporting during the three-month period ended October 31, 2014.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please do not hesitate to contact me.

Sincerely,

/s/ Craig Wiita

Craig Witta, President

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